UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tongjitang Chinese Medicines Company
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
American Depositary Shares, evidenced by American Depositary
Receipts, each representing four Ordinary Shares
(Title of Class of Securities)
G8918E106 (Ordinary Shares)
89025E103 (American Depositary Shares)
(CUSIP Number)

Jianguo Yang	With a copy to:
Fosun Industrial Co., Limited	David Vander Haar
Flat/Room 808	Faegre & Benson LLP
ICBC Tower	2200 Wells Fargo Center
3 Garden Road	90 S. Seventh Street
Hong Kong	Minneapolis, MN 55402
China	(612) 766-8705
021-63321633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8918E106 89025E103

1	NAME OF REPORTING PERSON Fosun Industrial Co., Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong, China

	7	SOLE VOTING POWER

NUMBER OF		8,658,104*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,658,104*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,658,104*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Number of shares is number of Ordinary Shares. Fosun Industrial Co., Limited holds 2,164,526 American Depositary Shares (“ADSs”), each representing 4 Ordinary Shares. Percent of class is based on 135,349,722 Ordinary Shares reported as issued and outstanding at December 31, 2007 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 30, 2008.

          This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on October 17, 2008 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to Ordinary Shares and American Depositary Shares (each representing four Ordinary Shares) of Tongjitang Chinese Medicines Company (the “Issuer”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety as follows:
          (a) See Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No. 1 for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun Industrial as of October 30, 2008.
          (b) See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No. 1 for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun Industrial as of October 30, 2008 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
          (c) Since the filing of the Original 13D, Fosun Industrial purchased a total of 348,732 ADSs for cash in open market transactions on the dates and at the weighted average prices per ADS set forth on Exhibit 99.2, which is attached hereto and incorporated herein by reference.
          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
          (e) Not applicable.
Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
99.1	List of directors and executive officers of Fosun Industrial and information regarding persons controlling Fosun Industrial (incorporated herein by reference to Exhibit 99.1 to the Original 13D filed on October 17, 2008 by Fosun Industrial with the Commission).

99.2	Information regarding purchases of Tongjitang ADSs by Fosun Industrial since the filing of the Original 13D (filed herewith).

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 31, 2008

FOSUN INDUSTRIAL CO., LIMITED
By:	/s/ Wang Qunbin
Wang Qunbin
Chairman of the Board of Directors